



SO 9/27

9/27

SECURI 05043954 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian M. Prew & Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Front Street
(No. and Street)

Binghamton, NY 13905
(City) (State)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peretore, Salvatore R.
(Name – if individual, state last, first, middle name)

111 Grant Avenue	Endicott	NY	13760
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian M. Prew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian M. Prew & Associates, Inc., as of May 12, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Pres

Title

9-27-05



Notary Public

ANGELA T. MILLER
Lic. # 01MI5017751
Notary Public, State of New York
Qualified in Broome County
My Commission Expires 09/13/2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN M. PREW & ASSOCIATES, INC.

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

BRIAN M. PREW & ASSOCIATES, INC.

MARCH 31, 2005

TABLE OF CONTENTS

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

May 5, 2005

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

We have audited the accompanying statement of financial condition of Brian M. Prew & Associates, Inc. as of March 31, 2005 and 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,



Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

ASSETS	2005	2004
Current Assets		
Cash	$41,295	$40,679
Cash - Segregated Under Regulations	2,517	116,084
Accounts Receivable	106,200	47,142
Prepaid Pension	1,000	1,000
Marketable Securities - Investments at Market	528,502	462,709
Notes Receivable - Officer	23,231	23,231
Total Current Assets	702,745	690,845
Property and Equipment		
Property and Equipment	94,883	94,883
Less: Accumulated Depreciation	89,225	85,475
Net Property and Equipment	5,658	9,408
Other Assets	7,352	5,896
Total Assets	$ 715,755	$ 706,149

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Current Liabilities		
Accounts Payable	$ 27,874	$ 114,798
Income Taxes Payable	11,698	1,989
Note Payable	35,000	-
Deferred Taxes Payable	6,630	4,892
Total Liabilities	81,202	121,679
Stockholders' Equity		
Common Stock - No Par, 200 Shares Authorized and 100 Issued and Outstanding	1,500	1,500
Retained Earnings	633,053	582,970
Total Liabilities and Stockholders' Equity	$ 715,755	$ 706,149

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

REVENUES	2005	2004
Revenue		
Commissions	$ 728,847	$ 628,631
Fees	175,943	167,780
Dividend	5,374	4,661
Short term capital gain	17,864	13,209
Interest Income	2,158	2,403
Total Revenue	$ 930,186	$ 816,684
EXPENSES		
Expenses		
Stockholder Compensation and Benefits	$ 661,000	$ 600,000
Employee Compensation and Benefits	40,046	34,253
Regulatory Fees and Benefits	3,295	1,852
Other Expenses	164,063	156,070
Total Expenses	868,404	792,175
Income Before Income Taxes	61,782	24,509
Provision for Income Taxes	11,698	1,989
Net Income	$ 50,084	$ 22,520

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2003	$ 1,500	$ 560,450	$ 561,950
Net Income	0	22,520	22,520
Dividends	0	0	0
Balance, March 31, 2004	1,500	582,970	584,470
Net Income	0	50,084	50,084
Dividends	0	0	0
Balance, March 31, 2005	$ 1,500	$ 633,053	$ 634,553

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

Subordinated Liabilities at April 1, 2003	$	0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2004		0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2005	$	-

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities		
Net Income Before Taxes	$ 63,089	$ 23,765
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For)		
Depreciation	3,752	11,643
Changes in Operating Assets and Liabilities		
Marketable Securities	(65,793)	4,629
Prepaid Pension	0	(1,000)
Other Assets	(1,456)	(1,387)
Accounts Payable	(86,926)	(4,365)
Notes Payable	35,000	0
Accrued Expenses	11,447	(27,538)
Accounts Receivable	(59,058)	19,689
Net Cash Provided By (Used For) Operating Activities	(99,945)	25,436
Cash Flows From Investing activities		
Unrealized Gain/(loss)	(13,005)	0
Purchase of Fixed Assets	0	(19,554)
Net Cash Used for Investing Activities	(13,005)	(19,554)
Net Increase (Decrease) in Cash	(112,950)	5,882
Cash - Beginning	156,763	150,881
Cash - Ending	$ 43,812	$ 156,763
Supplemental Cash Flow Disclosure:		
Cash Paid For:		
Taxes	$ 11,698	$ 1,989
Interest	$ -	$ -

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Brian M. Prew & Associates, Inc. (the Company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the Greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Accounting Basis

The financial statements are prepared on an accrual basis of accounting in accordance with generally accepted accounting principles. The tax return is prepared on a cash basis of accounting in accordance with internal revenue service regulations.

Securities Transactions

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of such statements and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Income is recognized, when service is provided, on the accrual basis of accounting for financial purposes.

Advertising – The company expenses advertising charges as incurred.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities-Investment

The Company's Investment account (Mutual Fund) is valued at market value for financial statement and tax reporting purposes. Income is included as dividend income, therefore no unrealized gain or loss is recognized.

Property, Equipment, and Depreciation

Property, plant and equipment are reported at cost, less accumulated depreciation computed using the straight-line method for both financial and income tax purposes. Assets are depreciated over their estimated useful lives, in accordance with generally accepted accounting principles. Upon sales or retirement of the above assets the cost and related accumulated depreciation and amortization are eliminated for the accounts and the resulting gain or loss, if any, is reported in the statement of revenues and expenses

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end.

NOTE 2 – CASH SEGREGATED UNDER REGULATIONS

Cash of $ 2,517 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2005.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment is as follows:

	2005	2004
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	72.399	72,399
Leasehold Improvements	737	737
Total Property and Equipment	94,883	94,883
Less: Accumulated Depreciation	89,225	85,475
Net Property and Equipment	$ 5,658	$ 9,408
Depreciation Expense	3,752	$ 11,643

NOTE 4 – NOTES RECEIVABLE – STOCKHOLDER

The Company advanced monies to the sole stockholder, Brian M. Prew on a non-interest bearing, demand basis, totaling $23,231 and $ 23,231as of March 31, 2005 and 2004, respectively. The accrued interest receivable as of March 31, 2005 and March 31, 2004 is $ 7,352 and $5,896, respectively and is included in other assets.

NOTE 5 – EMPLOYEE BENEFITS

Employee Benefits expense consists principally of payroll taxes, pension costs, health care benefits, and life insurance costs.

Pension Plan

The Company maintains a S.E.P. retirement plan covering substantially all employees who exceed one thousand (1000) work hours annually and who meet the minimum eligibility requirements of one year of service and at least 21 years of age. Vesting is based on one year of service at the rate of 20 percent after two years of service and 20 percent per year of services thereafter. The Company contributes up to 15% of employees base salary. The employee may make contributions equal to an additional fifteen percent (15%). The plan is an individual retirement annuity with no unfunded liability. Total Company contributions amounted to $41,000 and $40,000 for the fiscal year ending March 31, 2005 and 2004, respectively.

Health Care

Health insurance is available for full-time employees after ninety (90) days of employment with the Chamber. An amount equivalent to ninety percent (90%) of individual coverage will be paid by the Chamber and can be used to purchase individual or family coverage.

See accountants' report and accompanying notes to financial statements.

NOTE 6 – COMMITMENT TO RELATED PARTY TRANSACTIONS

The Company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $18,000 per year triple net and will be renewed annually. Rent expense was $ 18,000 for the year ending March 31, 2005.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The company does not engage in proprietary trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the Company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2005 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $81,202 and $603,197 respectively, a ratio of 0.136 to 1. The Company's required capital for this date was $25,000. A copy of our most recent annual report form X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

NOTE 9 – INCOME TAXES

A summary of the Company's tax provision is as follows:

	2005	2004
Federal Tax:		
Current	$ 7,752	$ 1,213
Deferred	4,330	4,364
Total Federal Tax	12,082	5,577
State Tax:		
Current	3,946	744
Deferred	2,300	528
Total State Tax	6,246	1,213
TOTAL TAXES	$ 18,328	$ 6,790

See accountants' report and accompanying notes to financial statements.

NOTE 9 – INCOME TAXES (Continued)

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In the opinion of companies' management any deferred tax asset or deferred tax liability resulting from timing differences is immaterial and therefore is not recorded in the financial statements.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of net operating losses from prior years.

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

May 5, 2005

To the Board of Directors
Brian M. Prew & Associates, Inc.
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2005 and 2004, and have issued our report thereon dated May 5, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com
(607) 785-4070
FAX (607) 785-4720

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2005

Net Capital Computation		
Total Stockholder's Equity	$ 634,553	
Total Stockholder's Equity Qualified for Net Capital		$ 634,553
Total Capital and Allowable Subordinated Liabilities, Deductions and/or charges:		634,553
Nonallowable Assets		
Advances Receivable	30,583	
Property and Equipment-net	5,658	
Total Deductions and/or charges		36,241
Net Capital Before Haircuts on Securities Positions		598,312
Exempted Securities		0
Net Capital		598,312
Computation of Aggregate Indebtedness:		
Items Included in the Statement of Financial Condition		
Accounts Payable	27,874	
Accrued Expenses/Short Term Debt	53,328	
Total Aggregate Indebtedness		81,202
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	5,416	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 25,000	
Excess Net Capital		$ 511,694
Excess Net Capital at 1000 Percent		$ 603,197
Ratio: Aggregate Indebtedness to Net Capital		0.136

See accountants' report and accompanying notes to financial statemetns.

SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
FOR THE YEAR ENDED MARCH 31, 2005

	Audited	Unaudited	Increase (Decrease)
Accounts Receivable	106,200	47,143	59,057
A/D - Office Equipment	85,387	89,868	(4,481)
A/D - Leasehold Improvements	654	692	(38)
Accrued Interest Receivable	7,352	5,896	1,456
Accounts Payable	27,874	0	27,874
Deferred & Income Taxes Payable	18,328	6,911	11,417
Interest Income - Officer Note	1,456	0	1,456
Depreciation Expense	3,752	2,042	1,710

The above adjustments were made for the following reasons:

Accounts Receivable	To record commission earned in March, 2005 received in April, 2005
Accumulated Depreciation	To adjust client books to depreciation schedule
Accrued Interest Receivable	To record accrued interest on Officer Note Receivable
Accounts Payable	To record March, 2005 payables paid in April, 2005
Deferred Taxes Payable	To record the cash tax basis versus accrued financial basis
Interest Income	To record accrued interest on Officer Note Receivable
Depreciation Expense	To adjust client books to depreciation schedule

No other material differences exist pursuant to Rule 17a-5(d) (4) in relation to Rule 15c3-1

See accountants' report and accompanying notes to financial statements.

SCHEDULE III

EXEMPTIVE PROVISION UNDER RULE 15c3-3

MARCH 31, 2005

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) – Limited business (mutual funds) ______

B. (k) (2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained ______

C. (k) (2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______________________________ ______

D. (k) (3) – Exempted by order of the Commission ______

See accountants' report and accompanying notes to financial statements.

SCHEDULE IV

REPORT ON ANY MATERIAL INADEQUACIES

MARCH 31, 2005

No material inadequacies existed or were found to have existed since the date of the previous audit at March 31, 2005.

See accountants' report and accompanying notes to financial statements.

SUPPLEMENTAL SCHEDULES

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

OTHER EXPENSES	2005	2004
Postage and Delivery	$ 3,023	$ 3,092
Rent	18,000	15,000
Corporate Insurance	1,984	1,021
Supplies & Office Supplies	4,842	6,267
Phone & Utilities	13,843	9,404
Auto Expense	7,990	6,424
Equipment & Maintenance	-	969
Dues & Publications	4,051	2,867
Travel, Entertainment & Reimbursements	415	1,232
Payroll Taxes	13,821	14,155
Advertising	13,845	12,132
Contributions	375	350
Real Property Taxes	6,092	4,758
Bank Fees	452	195
Computer/Supplies	5,196	8,953
Depreciation	3,752	11,643
Legal & Accounting fees	18,178	15,493
Medical Reimbursement Plan	26,612	26,245
Adjustment to Commissions	9,760	3,398
Repair & Maintenance	8,297	7,203
Sales Promotion	549	2,290
Continuing Education	1,648	179
Temporary Help	650	2,377
Miscellaneous	688	423
Total	$ 164,063	$ 156,070

See Accountant's report and accompanying notes to financial statements.